SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 4)


                       Steinway Musical Instruments, Inc.
                                (Name of Issuer)

                    Ordinary Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   858495104
                                 (CUSIP Number)

                                Hansin Kim, Esq.
                                  KL & Kim PC
                        3435 Wilshire Blvd., Suite 2600
                         Los Angeles, California 90010
                                 (213) 382-3500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 29, 2011
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Samick Musical Instruments Co, Ltd.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/


3  SEC USE ONLY


4  SOURCE OF FUNDS
      WC(1)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7  SOLE VOTING POWER
      3,400,000(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      3,400,000(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,644,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.5%(2)


14 TYPE OF REPORTING PERSON
      CO


     (1)     See Item 3

     (2)     See Item 2 and 5

SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment 1, LP


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/


3  SEC USE ONLY


4  SOURCE OF FUNDS
      00(1)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(2)


14 TYPE OF REPORTING PERSON
      PN


     (1)     See Item 3

     (2)     See Item 2 and 5

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment, LLC


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/


3  SEC USE ONLY


4  SOURCE OF FUNDS
      00(1)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(2)


14 TYPE OF REPORTING PERSON
      CO


     (1)     See Item 3

     (2)     See Item 2 and 5

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Jong Sup Kim


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/


3  SEC USE ONLY


4  SOURCE OF FUNDS
      00(1)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      3,644,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      3,644,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,644,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.5%(2)

14 TYPE OF REPORTING PERSON
      IN


     (1)     See Item 3

     (2)     See Item 2 and 5

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Sam Song Caster Co., Ltd.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/


3  SEC USE ONLY


4  SOURCE OF FUNDS
      00(1)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(2)


14 TYPE OF REPORTING PERSON
      CO


     (1)     See Item 3

     (2)     See Item 2 and 5

                                  SCHEDULE 13D


THIS AMENDMENT NO. 4 is being made to disclose the execution of the Stock Transfer Agreement (as defined below), to amend the ownership reports of the Reporting Persons (as defined below) and to amend item 4 (purpose of transaction), item 5 (interest in securities of the issuer) and item 7 (material to be filed as exhibits).

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in Schedule 13D originally filed on November 13, 2009 by the Reporting Persons. This Amendment amends and supplements the information previously provided. Except as set forth below, all previous items in the prior statements remain unchanged.


Item 1. Security and Issuer


This statement relates to the Ordinary Common Stock, par value $0.001 (the "Shares"), issued by Steinway Musical Instruments, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 800 South Street, Suite 305, Waltham, Massachusetts 02453.


Item 2. Identity and Background

The persons filing this statement are Samick Musical Instruments Co., Ltd. ("Samick"), Opus Five Investment 1, LP ("Opus LP"), Opus Five Investment, LLC ("Opus LLC"), Sam Song Caster Co., Ltd. ("Sam Song") and Jong Sup Kim ("Kim") (collectively, the "Reporting Persons").

Samick

Samick is a Korean corporation which is primarily engaged in the business of manufacturing musical instruments. Samick is also the holder of 99.8% of equity interests in Sam Song, which is the sole limited partner of Opus LP. The address of the principal business office of Samick is 58-3, Nonhyeon-Dong, Ganggam-Gu, Seoul, Korea 135-010.

Kim

Kim currently serves as (i) Chairman of the Board of Directors of Samick and
(ii) Chairman and director of Samick's subsidiaries. Kim is the holder of approximately 20.5% shares of equity stocks of Samick. His principal business address is 58-3, Nonhyeon-Dong, Ganggam-Gu, Seoul, Korea 135-010.

Opus LP

Opus LP is a California limited partnership, which is primarily engaged in the business of investing in securities. The principal business address of Opus LP is 6655 Knott Ave., Buena Park, CA 90620.

Opus LLC

Opus LLC is a Delaware limited liability company and the sole general partner of Opus LP. Opus LLC is primarily engaged in the business of serving as the general partner of Opus LP. The principal business address of Opus LLC is 6655 Knott Ave., Buena Park, CA 90620.

Sam Song

Sam Song is a Korean corporation and the sole limited partner of Opus LP. Sam Song is primarily engaged in the business of manufacturing casters and wheels. The principal business address of Sam Song is 419-6 Cheongcheon-dong, Bupyeong-gu, Incheon, Korea 403-858.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration


On April 29, 2011, Samick, ValueAct SmallCap Master Fund, L.P. ("ValueAct" and together with Samick, the "Purchasers"), Kyle R. Kirkland ("Kirkland") and Dana D. Messina ("Messina" and together with Kirkland, the "Sellers") entered into a Stock Transfer Agreement (attached hereto as Exhibit 2 and incorporated by reference herein). In accordance with the terms of the Stock Transfer Agreement, Samick will purchase and acquire from Sellers 368,554 shares of Ordinary Common Stocks converted from Class A Common Stock (as defined below) owned by Sellers, at a price of $56 per share, for an aggregate purchase price of $20,639,024. Samick will provide the necessary funds for the purchases from its existing working capital.


Item 4. Purpose of Transaction


(a) The information contained in Item 3 is incorporated herein by reference. The Stock Transfer Agreement provides, among other things, for the acquisition by the Purchasers of a total of 477,952 shares of Ordinary Common Stock (following the automatic conversion of and equal number of Sellers' Class A common stock, par value $.001 per share ("Class A Common Stock"), into Ordinary Common Stock at a ratio of one to one) (the "Converted Shares") from the Sellers for $56.00 per share. The completion of this transaction is subject to the satisfaction or waiver of several closing conditions, including the receipt of regulatory approvals, the election of directors as described in the following sentence and certain other customary closing conditions. Prior to completion of the transaction, the New Directors (as defined below) shall have been elected at any meeting of shareholders of the Company following April 29, 2011 (and prior to the Closing Date) and such New Directors shall not have been removed as directors of the Company except, in each case, where any New Director who is not elected or is removed is replaced with an individual who (A) is independent under the rules of the New York Stock Exchange and (B) has been approved by each of the Purchasers (which approval may be withheld in the absolute and sole discretion of each Purchaser).

(b)-(c) Not applicable.

(d) In connection with the execution and delivery of the Stock Transfer Agreement, Messrs. A. Clinton Allen, Rudolph K. Kluiber and Peter McMillan retired as members of the Company's Board of Directors, effective April 29, 2011. Also effective April 29, 2011, the Company's Board of Directors elected Messrs. Michael T. Sweeney, Edward Kim and Don Kwon as directors ("New Directors") of the Company to fill the vacancies created by the resignations of Messrs. Allen, Kluiber and McMillan and to serve until their respective successors shall have been appointed and qualified.

(e)-(f) Upon consummation of the transaction contemplated by the Stock Transfer Agreement, all of the outstanding Class A Common Stock will convert into Ordinary Common Stock with one vote per share.

(g)-(j) Not applicable.

The foregoing summary of the Stock Transfer Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Transfer Agreement, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

In addition to the agreement to purchase a portion of the Converted Shares pursuant to the Stock Transfer Agreement, the Reporting Persons have acquired 3,644,700 Shares purchased pursuant to the Initial Transaction and the Option Transaction and in the Reporting Persons' ordinary course of business.


The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market subject to the Standstill clause set forth in the Subscription Agreement or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer


(a) The following sets forth, as of April 29, 2011, information regarding the beneficial ownership of the Shares by each Reporting Person and by all Reporting Persons as a group.


Samick and Kim.


Samick and Kim may be deemed to beneficially own, in the aggregate, 3,644,700 Shares, representing approximately 31.5% of the Issuer's issued and outstanding Shares (on the basis of a total of 11,578,360 Shares, as reported by the Issuer in the Issuer's Annual Report on Amended Form 10-K filed with the Securities and Exchange Commission on April 29, 2011).

All Reporting Persons as a group.


The Reporting Persons may be deemed to beneficially own, in the aggregate, 244,700 Shares, representing approximately 2.1% of the Issuer's outstanding Shares (on the basis of a total of 11,578,360 Shares, as reported by the Issuer in the Issuer's Annual Report on Amended Form 10-K filed with the Securities and Exchange Commission on April 29, 2011).


(b) Samick has sole voting power and sole dispositive power with regard to the 3,400,000 Shares it has acquired and holds as of March 30, 2010. Kim may be deemed to have shared voting power and shared dispositive power with respect to such Shares since Kim can influence the voting and disposition of such Shares as the chairman and controlling shareholder of 20.5% of the equity interests in Samick. By virtue of his relationship to Samick, as disclosed in Item 2 and herein, Kim may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Samick directly beneficially owns.

All Reporting Persons have shared voting power and shared dispositive power with regard to 244,700 Shares held by Opus LP. Each of Opus LP, Opus LLC, Sam Song, Samick, and Kim, by virtue of their relationships (as disclosed in Item 2) and by virtue of their understanding (as disclosed in Item 6), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the 244,700 Shares which Opus LP directly beneficially owns.


Additionally, the Reporting Persons may be deemed to be members of a group with ValueAct in connection with the execution of the Stock Transfer Agreement (described in Item 4 above). The Shares listed above do not include the 1,081,853 Shares beneficially owned by ValueAct or any of the Converted Shares, as the Reporting Persons have neither the power to vote or to dispose of such shares. If the Reporting Persons and ValueAct are deemed to constitute a group, then the Reporting Persons may also be deemed to beneficially own the Shares that ValueAct beneficially owns.


Beneficial ownership of the Shares referred to herein is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares by virtue of their relationships and their understandings as disclosed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Issuer or each Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as set forth in this Report, the Reporting Persons have not effected any transactions in the Share of the Issuer within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1     Joint Filing Agreement of the Reporting Persons.


2 Stock Transfer Agreement, dated April 29, 2011, by and among Samick, Value Act, Kirkland and Messina field as Exhibit 99.3 to the Issuer's Form 8-K dated May 3, 2011, and incorporated by reference herein.

                                   SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 4, 2011


Samick Musical Instruments Co., Ltd.

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim
              Title: Chairman


Opus Five Investment 1, LP

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member of General Partner

Opus Five Investment, LLC

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member

Sam Song Caster Co., Ltd.

         By:  /s/ Kang Log Lee
              ---------------------
              Name: Kang Log Lee
              Title: Director


Jong Sup Kim

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Amendment to Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


Samick Musical Instruments Co., Ltd
-----------------------------------

Name                             Position
----                             --------
Jong Sup Kim                     Chairman of the Board; Co-CEO
Hyung Guk Kim                    Co-CEO; Director
Min Soo Kim                      Director
Duk Kyu Min                      Director
Maeng Gi Chung Kim               Director
Kwan Soon Jang                   Director
Soo Kyun Jung                    Director

Samick is a Korean corporation. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' business address is Samick Plaza Building 58-3, Nonhyun-Dong, Ganggam-Gu, Seoul, Korea 135-010.


Opus Five Investment 1, LP
--------------------------

Name                              Position
----                              --------
Opus Five Investment, LLC         General Partner
Sam Song Caster Co., Ltd.         Limited Partner

Opus LP is a California limited partnership, and Opus LLC is a Delaware limited liability company; thus, thereby, Opus LP and Opus LLC are the citizens of the United States. Sam Song is a corporation of the Republic of Korea and, thereby, the citizen of the Republic of Korea. The principal business address of each of
(i) Opus LP and (ii) Opus LLC is 6655 Knott Ave., Buena Park, CA 90620 and (iii) Sam Song is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.


Opus Five Investment, LLC
-------------------------

Name                              Position
----                              --------
Kyung Min Park                    Sole Member

Park is a citizen of the United States. Park's principal business address is 6655 Knott Ave., Buena Park, CA 90620.

Sam Song Caster Co., Ltd.
-------------------------

Name                              Position
----                              --------
Young Ho Lee                      CEO
Soo Kyun Jung                     Director
Kang Log Lee                      Director

Sam Song is a Korean corporation and, thus, thereby a citizen of the Republic of Korea. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' and Sam Song's business address is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.